EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of

IdentiPHI, Inc.:

We consent to the incorporation by reference in this registration statement on Form S-8 of our report dated March 25, 2008, with respect to the balance sheets of IdentiPHI, Inc. as of December 31, 2007 and 2006, and the related statements of operations, shareholders’ equity (deficit) and cash flows for the years then ended, which report appears in the December 31, 2007 annual report on Form 10-K of IdentiPHI, Inc.

Our report dated March 25, 2008 contains an explanatory paragraph that states that IdentiPHI, Inc. has suffered recurring losses from operations and has a net capital deficiency, which raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of that uncertainty.

/s/ PMB Helin Donovan, LLP

Austin, Texas
April 4, 2008